Exhibit (a)(4)

FOR IMMEDIATE RELEASE

CONTACTS: MCI
Claire Hassett
1-800-644-NEWS

MCI EXTENDS TENDER OFFER

FOR CLASS A COMMON STOCK OF DIGEX

ASHBURN, Va.—October 10, 2003—MCI (WCOEQ, MCWEQ) today announced that it has extended the deadline for its tender offer for all of the outstanding shares of Class A Common Stock of Digex, Incorporated (OTCBB: DIGX) for $0.80 per share net to the seller in cash. The tender offer, as extended, will now expire at 5:00 p.m., New York City time, on October 17, 2003. The tender offer was scheduled to expire at 5:00 p.m., New York City time, on October 10, 2003. As of the date hereof, approximately 9,391,112 shares of Class A Common Stock have been validly tendered (and not properly withdrawn).

MCI’s tender offer remains subject to further extension. Any such extension will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Stockholders of Digex have the right to withdraw shares of Class A Common Stock that have been tendered until the expiration date of the tender offer, as extended. MCI may retain the shares of Class A Common Stock that have been tendered and not withdrawn until the expiration of the tender offer as extended.

Georgeson Shareholder Communications Inc. is acting as the Information Agent in connection with the tender offer and can be contacted at (212) 440-9800 (for banks and brokers) or (866) 295-8105 (toll free for all others).

Documentation relating to the offer, may be obtained free of charge at the SEC’s web site, www.sec.gov, or by contacting Georgeson Shareholder Communications. Digex stockholders and other interested parties are urged to read the documentation relating to the offer because it contains important information.

ABOUT WORLDCOM, INC.

WorldCom, Inc. (WCOEQ, MCWEQ), which currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry’s most expansive global IP backbone, based on company-owned POPs, and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to http://www.mci.com.

ABOUT DIGEX

Digex is a leading provider of enterprise hosting services. Digex customers, from Fortune 1000 companies to leading Internet-based businesses, leverage Digex’s trusted infrastructure and advanced services to successfully deploy business-critical and mission-critical Web sites, enterprise applications and Web Services on the Internet. Additional information on Digex is available at www.digex.com.

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